SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Amendments to the Stock Transfer Report

In a meeting held on July 15, 2008, the Board of Directors of Kookmin Bank approved the filing of an amended Stock Transfer Report with the Financial Services Commission of Korea (the “FSC”), which amends the Stock Transfer Report previously filed with the FSC on April 30, 2008.

A summary of the amendments to the Stock Transfer Report is provided below:

Item	As filed on April 30, 2008	As amended on July 15, 2008
Invalidation of the stock transfer plan	In the event of a failure to obtain approval from the FSC.

(1) In the event of a failure to obtain approval from the FSC; or

(2) in the event that the number of shares of our common stock for which appraisal rights are exercised exceeds 15% of our total issued common stock.

Conditions precedent to stock transfer	The FSC must approve the establishment of KB Financial Group prior to the stock transfer date.

(1) The FSC must approve the establishment of KB Financial Group prior to the stock transfer date; and

(2) the number of shares of our common stock for which appraisal rights are exercised must not exceed 15% of our total issued common stock.

Representative director of KB Futures Co., Ltd.	Dong Sook Kang	Kyu Hyung Jung

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 16, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director